UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2026
Commission File Number: 1-8481

BCE Inc.
(Translation of registrant’s name into English)

1, carrefour Alexander-Graham-Bell,
Verdun, Québec, Canada H3E 3B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: March 6, 2026	By:	/s/ Curtis Millen
Name: Curtis Millen
Title: Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

99.1	News Release
99.2	Annual Financial Report of BCE Inc. for the year ended December 31, 2025
99.3	BCE Inc.'s fighting against forced and child labour report